UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2015

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

Change in the Number of Shares Owned by the Largest Shareholder

of KB Financial Group Inc.

On January 16, 2015, KB Financial Group Inc. (“KB Financial Group”) disclosed that the number of shares owned by its largest shareholder, the Korean National Pension Service, had decreased from 36,750,987 shares of common stock (representing a 9.51% equity stake) to 36,383,211 shares of common stock (representing a 9.42% equity stake).

The above report is based on a notice received by KB Financial Group from the Korean National Pension Service, which stated that as of December 31, 2014, the Korean National Pension Service held 36,383,211 shares of common stock of KB Financial Group.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: January 16, 2015	By:	/s/ Jong-Hee Yang
(Signature)

Name: Jong-Hee Yang
Title: Deputy President